

02007392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13978

RECEIVED
MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMO Nesbitt Burns Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susanne Vorster — 212 702 1982
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Nesbitt Burns Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

David Hartley, Chief Operating Officer and Executive Managing Director

Title

Notary Public

Notary Public
State of New York
Therese E. Umbs
Appointment expires Mar. 30, 2006
Reg. No. 01UM6004832

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

BMO NESBITT BURNS CORP.

(A Wholly Owned Subsidiary of Bankmont
Financial Corporation)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report [illegible]n)



345 Park Avenue
New York, NY 10154

MAR 0

Independent Auditors' Report

The Board of Directors
BMO Nesbitt Burns Corp.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Corp. (the Company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2002



BMO NESBITT BURNS CORP.
(A Wholly Owned Subsidiary of Bankmont Financial Corporation)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	844,580
Receivable from brokers, dealers, and clearing organizations		19,303,579
Receivable from customers		6,263,865
Receivable from affiliates		6,943,762
Securities owned, at market value ($115,514,687 is pledged as collateral)		121,249,530
Securities borrowed		3,625,651,102
Securities purchased under agreements to resell		1,274,988,624
Accrued interest receivable		17,310,002
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $12,365,838		15,039,787
Other assets		21,455,405
Total assets	$	5,109,050,236
Liabilities and Stockholder's Equity		
Liabilities:		
Bank loan payable	$	2,200,000
Payable to broker dealers, and clearing organizations		25,195,542
Payable to customers		10,579,759
Securities sold, not yet purchased, at market value		131,106,386
Obligation to return borrowed securities		101,631,106
Securities loaned		3,068,000
Securities sold under agreements to repurchase		4,632,789,968
Accounts payable and accrued expenses		47,236,234
Accrued interest payable		2,364,383
Total liabilities		4,956,171,378
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		75,000,000
Stockholder's equity		77,898,858
Total liabilities and stockholder's equity	$	5,109,070,236

See accompanying notes to statement of financial condition.

BMO NESBITT BURNS CORP.
(A Wholly Owned Subsidiary of Bankmont
Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Description of Business

BMO Nesbitt Burns Corp. (the Company) is a wholly owned subsidiary of Bankmont Financial Corporation (Bankmont), which is a wholly owned subsidiary of Bank of Montreal (ultimate parent), a Canadian company. The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and has been designated as a primary dealer in U.S. Government securities. The Company is also a member of the New York Stock Exchange, National Association of Securities Dealers, Inc., American Stock Exchange, Chicago Stock Exchange, Philadelphia Stock Exchange, the New York Futures Exchange, and the Securities Investor Protection Corporation.

The Company operates out of offices located in Chicago, Illinois; New York, New York; and Houston, Texas. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

(2) Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions extended into for the account and list of the Company are recorded as a trade-date basis. Customers' securities are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities owned; securities sold, but not yet purchased; and other financial instruments (including derivatives) used for trading purposes are recorded in the statement of financial condition at market value.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, corporate and asset-backed securities, and are carried at the amount at which the securities will be subsequently resold or repurchased, including accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivables and payables, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board

(Continued)

Interpretation No 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41).

Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2001, the approximate fair market value of assets that the Company has pledged to counterparties is $5,126,821,559. These assets primarily consist of trading securities where the counterparty has the right to re-pledge or sell the security and includes assets that have been borrowed from third parties of $5,011,306,872. The Company has also received similar assets as collateral where the Company has the right to re-pledge or sell the assets. As of December 31, 2001, the fair market value of the assets received was $5,251,618,926. The Company routinely re-pledges or lends these assets to third parties.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with Bankmont and its eligible subsidiaries (consolidated group). The Company files a combined Illinois tax return with Bank of Montreal and the consolidated group. It also files a combined New York tax return with Harris Trust and Savings Bank (Harris) and members, an affiliated company. A formal Illinois tax sharing agreement provides that members with a significant presence in Illinois will be allocated a tax liability or benefit, which is utilized in the combined tax return.

Exchange Memberships

Exchange memberships owned by the Company are included in other assets and are carried at the lower of cost or net realizable value of $255,395 at December 31, 2001. The market value of these memberships approximates $6,480,500.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are provided on a straight-line

basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Securities Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $12,305,150.

The Company has satisfied collateral requirements with clearing corporations and other broker dealers by depositing securities and cash in the amount of $15,050,000 and $657,600, respectively.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 5,322,178	2,635,774
Receivable from/payable to other broker	8,679,399	19,956,546
Receivable from/payable to clearing organizations	5,302,002	2,603,222
	$ 19,303,579	25,195,542

(5) Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consisted of the following at December 31, 2001:

	Owned	Sold, not yet purchased
U.S. Government obligations	$ 6,802,533	28,182,340
Canadian Government obligations	98,660,198	—
Corporate obligations	13,681,250	—
Equity securities	2,105,549	102,924,046
	$ 121,249,530	131,106,386

(Continued)

The Company finances the majority of its securities owned through repurchase or securities/fixed income loan agreements. Securities sold, not yet purchased are generally financed through reverse repurchase or securities/fixed income borrowing agreements.

(6) Trading Activities

The Company actively trades in U.S. Government and U.S. Government agency debt, U.S. listed futures contracts, corporate and asset-backed bonds and equities. For derivatives held for trading purposes, the fair value of futures and total return swap contracts at December 31, 2001 and on average (calculated on a monthly basis) for the year then ended is as follows:

	Year-end	Average for year
Derivatives instruments	$ 3,592,782	1,533,044

(7) Short-Term Borrowings

The Company has $150,000,000 in credit facilities extended by several banks to the Company, including $50,000,000 from an affiliate. The Company drew $2,200,000 against the credit facilities at December 31, 2001. Borrowings under the credit facilities are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. Under these credit facilities, the Company pledged approximately $74,500,000 in letters of credit as collateral for securities borrowed transactions at December 31, 2001.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. The New York Stock Exchange, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2001, the Company had net capital of $81,707,010, which was $81,457,010 in excess of its required net capital of $250,000.

(9) Commitments and Contingent Liabilities

The Company conducts its principal operations from office facilities in Chicago and New York, all of which are leased from affiliated companies. The Company has six separate leases for its operating facilities in Chicago and one lease for its operating facilities in New York. Five of the Chicago leases expire on June 30, 2003, and the remaining Chicago lease expires on February 28, 2002. Five of the Chicago leases

have options to extend the lease terms until June 30, 2008 and one has the option to renew until June 30, 2003.

At December 31, 2001, the minimum total lease obligation due under these leases, assuming that the Company exercises all its options to extend the lease terms, is as follows:

2002	$	1,504,888
2003		1,409,655
2004		1,314,422
2005		1,314,422
2006		1,314,422
2007 and thereafter		1,971,633
	$	8,829,442

The Company's ultimate parent has entered into a lease commitment and the Company's estimated share in this lease is as follows:

2002	$	3,060,429
2003		3,060,429
2004		3,060,429
2005		3,060,429
2006		3,177,157
2007 thereafter		50,995,247
	$	66,414,120

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor.

In the normal course of business activities, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2001, had no material effect on the statement of financial condition.

In the normal course of business activities, the Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

An affiliate of the Company has established an Employee Co-Investment Fund to enable certain officers and employees of the Company and its affiliates to pool their investment resources and make investments in areas that would otherwise not be available for them. The Company has committed to loaning a portion of each participant's commitment to the Fund. The total commitment as of December 31, 2001 was $14,390,000.

(Continued)

(10) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors consisted of the following as of December 31, 2000:

Subordinated liabilities payable to Bankmont:		
Due October 31, 2002 with automatic roll-over provision, 90-day LIBOR + .50%	$	45,000,000
Due April 15, 2006 with automatic roll-over provision, 90-day U.S. Treasury Bill rate + .70%		30,000,000
	$	75,000,000

The London Interbank Offered Rate (LIBOR) was approximately 1.88125%. The subordinated liabilities are covered by agreements approved by the New York Stock Exchange and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of these authorities. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(11) Income Taxes

Deferred tax assets (liabilities) at December 31, 2001 comprised the following:

Gross deferred tax assets:		
Illinois tax loss carryforward	$	6,645,102
Deferred employee compensation		8,937,513
Employee benefit plans		751,019
Depreciable assets		222,610
Deferred tax assets		16,556,244
Valuation allowance		(3,693,368)
Net deferred tax assets		12,862,876
Gross deferred tax liabilities:		
Other		(134,333)
Deferred tax liabilities		(134,333)
	$	12,728,543

At December 31, 2001, the Company had net operating loss carryforwards for Illinois income tax purposes of approximately $140,000,000. These net operating loss carryforwards are available to offset future Illinois taxable income, if any, of the Illinois combined group, which includes Bank of Montreal's U.S. Branch and the consolidated group. The Illinois net operating losses will expire in varying amounts in the years 2006 through 2018.

A valuation allowance was required of $3,693,368 at December 31, 2001 for deferred state taxes including the Company's Illinois net operating loss carryforward.

(12) Benefit Plans

The Company's employees participate in various noncontributory defined benefit pension plans of Bank of Montreal/Harris, and the Company is one of the sponsors of the plans.

For those employees participating in retirement plans, all are included in one primary plan (primary plan). The benefit formula for the primary plan is based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment.

The policy for the primary plan is to have various plan sponsors, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum. For 2001, cumulative contributions from all plan sponsors have been greater than the amount recorded as pension expense for financial reporting purposes. At December 31, 2001, the total Bank of Montreal/Harris pension plan assets of $308,619,203 did not exceed the projected benefit obligation of $325,140,983 for services rendered. The total pension liability of the Company was $2,487,983 as of December 31, 2001.

The Company is one of the sponsors of the Bank of Montreal/Harris postretirement medical plan (the plan) and has elected to defer its accumulated postretirement benefit obligation (which is a part of an approximately $22,473,684 obligation for all sponsors of the plan) and amortize it on a straight-line basis over the remaining 11 years. The total post retirement payable of the Company was $154,161 as of December 31, 2001.

(13) Financial Instruments

Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward contracts, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities) and total return swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of U.S. Government and U.S. Government agency securities.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the statement of financial condition.

(Continued)

The following table summarizes unsettled purchase and sale commitments and the notional amounts of obligations that are not recorded on the statement of financial condition at December 31, 2001:

	Purchases	Sales
Delayed delivery commitments:		
U.S. Government and U.S. Government agency securities	$ 85,000,000	75,840,000
Total return swap agreements	$ 98,355,000	—

These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. At December 31, 2001, the Company had forward start reverse repurchase and repurchase transactions of approximately $50,000,000 and $50,000,000, respectively.

In the normal course of business, the Company's activities involve the execution, clearance, and settlement of various securities transactions for individuals, institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments ofcollateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The fixed income instruments and the derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of a financial instrument caused by unfavorable changes in interest rates, or the market values of the securities underlying the instrument. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Securities sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

Fair Value of Financial Instruments

The Company believes that the carrying value of its financial instruments is a reasonable estimate of fair value. Reverse repurchase agreements, repurchase agreements, and securities borrowed/loaned are carried at contract amount plus interest, which approximates fair value due to their highly liquid nature and short maturity. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(14) Transactions With Affiliates

The following additional transactions with related parties (affiliated through common ownership) are included in the Company's statement of financial condition as of December 31, 2001:

- The Company has reverse repurchase and repurchase agreements with affiliates, recorded net on the statement of financial condition, of $642,290,440 and $306,277,805, respectively.
- During 2001 the Company entered into total return swap contracts with its affiliate, BMO NBI. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a set portfolio of securities. These contracts revalue on a quarterly basis and have maturity dates ranging from January 31, 2002 to December 20, 2002. The fair market value of the instruments underlying this total return swap recorded in securities sold, not yet purchased amounted to $101,631,106 as of December 31, 2001.